UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HEARTLAND FINANCIAL USA, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

42234Q102

(CUSIP Number)

Lynn B. Fuller 960 Prince Phillip Drive Dubuque, IA 52003 (563) 599-6350	Thomas J. Fuller 2735 West Armitage Ave, #201 Chicago, IL 60647 (563) 542-1418

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42234Q102

1.

  Names of Reporting Persons.

  Lynn B. Fuller

  Lynn B. Fuller Trust Under Agreement Dated 5/7/1996

  Lynn S. Fuller Family GST Trust (Lynn B. Fuller Trustee)

  LBF Heartland Partnership LLLP

  LBF Heartland Partnership II LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust and Limited Partnership, Florida Trust (GST)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 685,462 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 685,462 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 685,462 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 1.63%
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

(1)

Represents 2,181 shares of Common Stock representing the approximate amount of shares expected to be received on a net basis as a result of the vesting of 3,115 restricted stock units (RSUs) on March 6, 2022, but not settled as of filing; 1,209 RSUs scheduled to vest on March 31, 2022; 12,188 shares of Common Stock held in a 401(k) retirement account for the benefit of Lynn B. Fuller; 9,777 shares of Common Stock held by the Lynn B. Fuller Trust Under Agreement Dated 5/7/1996, for which Lynn B. Fuller serves as sole trustee with sole voting and dispositive power; 92,669 shares of Common Stock held by the Lynn S. Fuller Family GST Trust Under Agreement Dated 9/19/91 (Lynn B. Fuller Trustee), over which shares Lynn B. Fuller has sole voting and dispositive power; 313,180 shares of Common Stock held by LBF Heartland Partnership LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power; and 254,258 shares of Common Stock held by LBF Heartland Partnership II LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Thomas J. Fuller Thomas J. Fuller Trust Under Agreement Dated 02/26/2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 210,617 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 210,617 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,617(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 210,418 shares of Common Stock held by the Thomas J. Fuller Trust Under Agreement Dated 02/26/2021 and 199 shares of Common Stock held by Thomas J. Fuller directly. Of these shares, 96,580 are pledged in a margin account.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Cynthia A. Fuller Cynthia A. Fuller Trust Under Agreement Dated 7/2/2015
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 11,000 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 11,000 (1)
	10.	Shared Dispositive Power 11,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (trust)

(*)	indicates less than one percent.
(1)

Represents 11,000 shares of Common Stock held by the Cynthia A. Fuller Trust under Agreement Dated 7/2/2015, for which Ms. Cynthia A. Fuller serves as sole trustee with sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Barry H. Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 21,260 (1)
	8.	Shared Voting Power 218,300 (2)(3)
	9.	Sole Dispositive Power 21,260 (1)
	10.	Shared Dispositive Power 218,300 (2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,560 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

Represents 4,778 held directly by Barry H. Orr; 1,303 PSAs scheduled to vest on March 11, 2022; and 15,179 shares of Common Stock held in an Individual Retirement Account for the benefit of Barry H. Orr.

(2)	Represents shares held by Barry H. Orr and his spouse, Kathy Orr, as joint tenants.
(3)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Kathy Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 218,300 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 218,300 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,300 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)	Represents shares held by Kathy Orr and her spouse, Barry H. Orr, as joint tenants.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Mary Lou Fuller Mary Lou Fuller Trust Under Agreement Dated 7/24/2018 Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen; Illinois Trust; Florida Trust (GST)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 374,863 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 374,863 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,863 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 282,193 shares of Common Stock held by the Mary Lou Fuller Trust Under Agreement Dated 7/24/2018, for which Mary Lou Fuller serves as sole trustee with sole voting and dispositive power, and 92,670 shares of Common Stock held by Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 over which shares Mary Lou Fuller has sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Kurt M. Saylor Kurt M. Saylor Trust Under Agreement Dated 1/6/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Kansas Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 111,910 (1)
	8.	Shared Voting Power 0(2)
	9.	Sole Dispositive Power 111,910 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,910 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)	Represents 111,910 shares of Common Stock held by the Kurt M. Saylor Trust Under Agreement Dated 1/6/1998, for which Kurt M. Saylor serves as sole trustee with sole voting and dispositive power.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to vote up to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Melissa J. Saylor Melissa J. Saylor Trust Under Agreement Dated 1/6/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Kansas Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 46,311 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 46,311 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,311 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)	Represents 46,311 shares of Common Stock held by the Melissa J. Saylor Trust Under Agreement Dated 1/6/1998, for which Melissa J. Saylor serves as sole trustee with sole voting and dispositive power.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Thomas G. Richards Thomas G. Richards Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen, California Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 76,654 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 76,654 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,654 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 70,045 shares of Common Stock held by the Thomas G. Richards Living Trust, for which Thomas G. Richards serves as sole trustee with sole voting and dispositive power; 292 shares of Common Stock held by an individual retirement account for the benefit of Thomas G. Richards, and 6,317 shares held by Thomas G. Richards under the name Thomas Richards or Tom G. Richards.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. R. Bruce Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 66,624
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 66,624
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,624(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Barry Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 165,972
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 165,972
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,972 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ronny Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 53,639
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 53,639
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,639 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Robert D. Regnier Robert D. Regnier Revocable Trust Robert & Ann Regnier Family Limited Partnership Regnier Family Limited Partnership Regnier Family Limited Partnership II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen; Kansas Trust; Kansas Partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 506,425 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 506,425 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,425 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 1.20%
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

(1)

Represents 354,625 shares of Common Stock held by the Robert D. Regnier Revocable Trust, for which Robert D. Regnier is the sole trustee with sole voting and dispositive power; 66,821 in an individual retirement account for the benefit of Robert D. Regnier; 29,242 shares of Common Stock held by the Robert & Ann Regnier Family Limited Partnership, for which Robert D. Regnier serves as general partner with sole voting and dispositive power; and 55,737 shares of Common Stock are held by the Robert D. Regnier Family Limited Partnership II, for which Robert D. Regnier serves as general partner with sole voting and dispositive power

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,549,037 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $1.00 per share (the “Common Stock”), of Heartland Financial USA Inc., a Delaware corporation and a registered bank holding company (the “Issuer”). The principal executive offices of the Issuer are located at 1398 Central Avenue, Dubuque, Iowa 52001.

Item 2. Identity and Background

(a)	This Statement is being filed pursuant to Rule 13d-1 under the Act, by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Lynn B. Fuller, an individual
2.	Lynn B. Fuller Trust Under Agreement dated 5/7/1996

3.	Lynn S. Fuller Family GST Trust (Lynn Fuller Trustee)

4.	LBF Heartland Partnership L.L.L.P.

5.	LBF Heartland Partnership II L.L.L.P.

6.	Thomas J. Fuller, an individual

7.	The Thomas J. Fuller Trust Under Agreement dated 2/26/2021

8.	Cynthia A. Fuller, an individual

9.	Cynthia A. Fuller Trust Under Agreement dated 7/2/2015

10.	Barry H. Orr, an individual

11.	Kathy Orr, an individual

12.	Mary Lou Fuller, an individual

13.	Mary Lou Fuller Trust Under Agreement dated 7/4/2018

14.	Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91

15.	Kurt M. Saylor, an individual

16.	Kurt M. Saylor Trust Under Agreement dated 1/6/1998

17.	Melissa J. Saylor, an individual

18.	Melissa J. Saylor Trust Under Agreement dated 1/6/1998

19.	Thomas G. Richards, an individual

20.	Thomas G. Richards Living Trust

21.	R. Bruce Orr, an individual

22.	Barry Brown, an individual

23.	Ronny Brown, an individual

24.	Robert D. Regnier, an individual

25.	Robert D. Regnier Revocable Trust

26.	Robert & Ann Regnier Family Limited Partnership

27.	Regnier Family Limited Partnership II

Each of the Reporting Persons is party to or bound by a Stockholder Agreement dated March 8, 2022, as further described herein. The Stockholder Agreement establishes certain rights and obligations with regard to the Reporting Persons’ voting power and dispositive power of the Issuer’s Common Stock (including securities convertible into or exchangeable for the Issuer’s common stock).

The Issuer’s common stock votes as a single class on substantially all matters submitted to the stockholders of the Issuer for approval. The common stock carries one vote per share.

(b)	The business address of the Reporting Persons is:

c/o Marcus J. Williams, Esq.

Buchalter, APC

1000 Wilshire Suite 1500

Los Angeles, California 90017

Lynn B. Fuller Employer/Occupation: Heartland Financial USA, Inc./Executive Operating Chairman 960 Prince Phillip Drive Dubuque, IA 52003

Lynn B. Fuller Trust Under Agreement dated 5/7/1996

Lynn S. Fuller Family GST Trust (Lynn Fuller Trustee)

LBF Heartland Partnership L.L.L.P.

LBF Heartland Partnership II L.L.L.P.

960 Prince Phillip Drive

Dubuque, IA 52003

Thomas J. Fuller Employer/Occupation: Motiva USA LLC/Global Head of Franchises 2735 West Armitage Ave, #201 Chicago, IL 60647

The Thomas J. Fuller Trust Under Agreement dated 2/26/2021 2735 West Armitage Ave, #201 Chicago, IL 60647
Cynthia A. Fuller 960 Prince Phillip Drive Dubuque, IA 52003

Cynthia A. Fuller Trust Under Agreement dated 7/2/2015 960 Prince Phillip Drive Dubuque, IA 52003

Barry H. Orr Employer/Occupation: Heartland Financial USA, Inc./Director; 46 year bank career 3703 118th Street Lubbock, TX 79423

Kathy Orr 3703 118th Street Lubbock, TX 79423

Mary Lou Fuller 138 The Lane Hinsdale, IL 60521

Mary Lou Fuller Trust Under Agreement dated 7/4/2018 138 The Lane Hinsdale, IL 60521

Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 138 The Lane Hinsdale, IL 60521

Kurt M. Saylor 19 Compton Court Prairie Village, KS 66208

Kurt M. Saylor Trust Under Agreement dated 1/6/1998 Employer/Occupation: Bank of Blue Valley, Issuer Member Bank/Chairman 19 Compton Court Prairie Village, KS 66208

Melissa J. Saylor 19 Compton Court Prairie Village, KS 66208

Melissa J. Saylor Trust Under Agreement dated 1/6/1998 19 Compton Court Prairie Village, KS 66208

Thomas G. Richards Employer/Occupation: Penstar/CEO; Premier Valley Bank, Issuer Member/Chairman P.O. Box 7967 Fresno, CA 93747

Thomas G. Richards Living Trust P.O. Box 7967 Fresno, CA 93747

R. Bruce Orr Employer/Occupation: North Texas Credit, Finance Professional; First Bank and Trust, Issuer Member Bank/Director 8221 Tristar Drive #3 Irving, TX 75063

Barry Brown Employer/Occupation: Acme Electric/Commercial Electrical Contractor; First Bank and Trust/Director 10802 Memphis Drive, #3 Lubbock, TX 79423

Ronny Brown Employer/Occupation: Acme Electric/Commercial Electrical Contractor 231 Angelina Drive Aledo, TX 76008

Robert D. Regnier Employer/Occupation: Johnson County Management LLC/Real Estate; Bank of Blue Valley, Issuer Bank Member/Director and Past Chairman & CEO 3400 West 119th St Leawood, Kansas 66209

Robert D. Regnier Revocable Trust Robert & Ann Regnier Family Limited Partnership Regnier Family Limited Partnership II 3400 West 119th St Leawood, Kansas 66209

(c) The principal occupation, if any, of each natural person who is a Reporting Person is indicated above with their employer and business address. Certain Reporting Persons and/or their affiliates hold positions at the Issuer or affiliates of the Issuer. Lynn B. Fuller is a director and Executive Operating Chairman of the Issuer and served as the Issuer’s principal executive officer from 1999 to 2015. Barry Orr serves as a director of the Issuer and previously served as President and Chief Executive Officer of the Issuer’s wholly owned subsidiary, FirstBank & Trust, from 1996 to March 31, 2021. None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(d) None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(e) Each natural person identified in this Item 2 is a citizen of the United States. Each entity identified in this Item 2 is organized under the laws of the State of Iowa, except for the Kurt M. Saylor Trust, Melissa J. Saylor Trust, Robert D. Regnier Revocable Trust, Robert & Ann Regnier Family Limited Partnership and Regnier Family Limited Partnership II, which were organized in the state of Kansas; the Mary Lou Fuller Trust was organized in the state of Illinois; the Lynn S. Fuller Family GST Trust (Lynn B. Fuller Trustee) and the Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 were organized in the state of Florida; and the Thomas G. Richards Living Trust, which was organized in the state of California, as indicated in the respective cover sheets.

Item 3. Source and Amount of Funds or Other Consideration

As indicated in the cover sheets above, the shares of common stock were previously acquired by the several Reporting Persons with personal funds, by inheritance, by gift, or in certain cases in connection with equity compensation plans for the benefit of the employees and directors of the Issuer. Messrs. Barry Orr, Saylor, Barry Brown, Ronny Brown, R. Bruce Orr and Richards also received substantial portions of their shares as a result of mergers of banks or bank holding companies in which they had previously invested, into the Issuer or its subsidiary banks.

Item 4. Purpose of Transaction

The Reporting Persons previously acquired, and presently hold, common stock for investment purposes, as described in Item 2(a), above.

On March 8, 2022, Lynn B. Fuller and Thomas J. Fuller, in their capacity as the designated representatives of the collective Reporting Persons, sent to the Issuer’s board of directors (“Board”) a letter in the form of Exhibit 99.2 expressing concerns about the effect of recent management decisions on the Issuer’s performance, growth and prospects, and on the effects of these and other recent management decisions upon the employees, customers and communities of the Issuer’s subsidiary banks. The Reporting Persons have communicated to the Board their view that the Issuer should thoroughly canvass the available acquisition partners in a means reasonably calculated to maximize the value of the Issuer to shareholders and other stakeholders. The full text of such letter is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

Further, Reporting Person Lynn B. Fuller has delivered a letter to the Board of the Issuer dated February 15, 2022, announcing his election to retire as Executive Operating Chairman of the Issuer effective at the conclusion of the Issuer’s annual meeting of stockholders expected to occur in May 2022, indicating that he does not intend to stand for reelection upon the expiration of his term as a director in May 2024, and describing his reasoning for his retirement. The Issuer is required to file such letter as an exhibit to a Current Report on Form 8-K; however, the letter was not timely filed by the Issuer and the Reporting Persons are filing such letter herewith as Exhibit 99.3, which letter is incorporated by reference herein. No Reporting Person other than Mr. Fuller is responsible for the statements set forth in Exhibit 99.3 except to the extent expressly reiterated in or incorporated into the Reporting Persons’ March 8, 2022, letter.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the agreements described herein, the Reporting Persons may from time to time communicate with the Board, members of management and/or other stockholders with respect to operational, strategic, financial or governance matters or to otherwise work or propose to work with management and the Board with a view to maximizing stockholder value. Pursuant to the Stockholder Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference, the Reporting Persons have designated Lynn B. Fuller and Thomas J. Fuller to represent them in communications with the Board for such purposes. Pursuant to the agreement, however, Messrs. Lynn B. Fuller and Thomas Fuller have not requested, and are not presently expected to obtain, proxies or voting authority with respect to shares of common stock held of record or beneficially by any other Reporting Persons.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and the Reporting Persons’ legacy of investment in and support for the Issuer, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons currently hold, in the aggregate, approximately 2,549,037 shares or 6.10% of the outstanding common stock and combined voting power of the Issuer’s common stock, based on 42,278,047 issued and outstanding shares of common stock of the Issuer as of February 23, 2022, as reported by the Issuer on its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2022, for the fiscal year ended December 31, 2021.

The aggregate number of shares and percentage of common stock outstanding beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Statement and are incorporated herein by reference and summarized in the following table.

As a result of the Stockholder Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, up to an aggregate of 2,549,037 shares of common stock that are beneficially owned collectively by the parties to the Stockholder Agreement corresponding to each Reporting Person as set forth above in this Statement. All such shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 6.10% of the issued and outstanding common stock as of March 4, 2022.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer except to the extent of their several pecuniary interests therein. The filing of this statement does not constitute an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The following table summarizes the beneficial ownership of the Issuer’s common stock by the Reporting Persons. For additional detail regarding sole voting and dispositive power, and shared voting and dispositive power of the shares beneficially owned by each Reporting Person listed below, see the cover pages to this Statement, which are incorporated into this Item 5 by reference.

Reporting Person	Number of Shares of Common Stock Owned		Percentage of Common Stock Outstanding (1)
Lynn B. Fuller	685,462	(2)	1.63%
Thomas J. Fuller	210,617	(3)	*	%
Cynthia A. Fuller	11,000	(4)	*	%
Barry H. Orr	239,560	(5)	*	%
Kathy Orr	218,300	(6)	*	%
Mary Lou Fuller	374,863	(7)	*	%
Kurt M. Saylor	111,910	(8)	*	%
Melissa J. Saylor	46,311	(9)	*	%
Thomas G. Richards	76,654	(10)	*	%
R. Bruce Orr	66,624		*	%
Barry Brown	165,972		*	%
Ronny Brown	53,639		*	%
Robert D. Regnier	506,425	(11)	1.20%

TOTAL (1)	2,549,037		6.10%

(*)	indicates less than one percent.
(1)	Duplicate share amounts omitted from Total. Percentages rounded to the nearest 1/100th of one percent.
(2)

Represents 2,181 shares of Common Stock representing the approximate amount of shares expected to be received on a net basis as a result of the vesting of 3,115 restricted stock units (RSUs) on March 6, 2022, but not settled as of filing; 1,209 RSUs scheduled to vest on March 31, 2022; 12,188 shares of Common Stock held in a 401(k) retirement account for the benefit of Lynn B. Fuller; 9,777 shares of Common Stock held by the Lynn B. Fuller Trust Under Agreement Dated 5/7/1996, for which Lynn B. Fuller serves as sole trustee with sole voting and dispositive power; 92,669 shares of Common Stock held by the Lynn S. Fuller Family GST Trust Under Agreement Dated 9/19/91 (Lynn B. Fuller Trustee), over which shares Lynn B. Fuller has sole voting and dispositive power; 313,180 shares of Common Stock held by LBF Heartland Partnership LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power; and 254,258 shares of Common Stock held by LBF Heartland Partnership II LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power. As a Designated Representative under the Stockholder Agreement, Lynn B. Fuller may be deemed to have shared voting power over 2,549,037 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(3)

Represents 210,418 shares of Common Stock held by the Thomas J. Fuller Trust Under Agreement Dated 02/26/2021 and 199 shares of Common Stock held by Thomas J. Fuller directly. As a Designated Representative under the Stockholder Agreement, Thomas J. Fuller may be deemed to have shared voting power over 2,549,037 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(4)

Represents 11,000 shares of Common Stock held by the Cynthia A. Fuller Trust under Agreement Dated 7/2/2015, for which Ms. Cynthia A. Fuller serves as sole trustee with sole voting and dispositive power.

(5)

Represents 4,778 held directly by Barry H. Orr; 1,303 PSAs scheduled to vest on March 11, 2022; 15,179 shares of Common Stock held in an Individual Retirement Account for the benefit of Barry H. Orr and 218,300 shares held by Barry H. Orr and his spouse, Kathy Orr, as joint tenants.

(6)	Represents shares held by Kathy Orr and her spouse, Barry H. Orr, as joint tenants.

(7)

Represents 282,193 shares of Common Stock held by the Mary Lou Fuller Trust Under Agreement Dated 7/24/2018, for which Mary Lou Fuller serves as sole trustee with sole voting and dispositive power, and 92,670 shares of Common Stock held by Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 over which shares Mary Lou Fuller has sole voting and dispositive power.

(8)	Represents 111,910 shares of Common Stock held by the Kurt M. Saylor Trust Under Agreement Dated 1/6/1998, for which Kurt M. Saylor is the trustee and has sole voting and dispositive power.

(9)	Represents 46,311 shares of Common Stock held by the Melissa J. Saylor Trust Under Agreement Dated 1/6/1998, for which Melissa J. Saylor is the trustee and has sole voting and dispositive power.

(10)

Represents 70,045 shares of Common Stock held by the Thomas G. Richards Living Trust, for which Thomas G. Richards serves as sole trustee with sole voting and dispositive power; 292 shares of Common Stock held by an individual retirement account for the benefit of Thomas G. Richards, and 6,317 shares held by Thomas G. Richards under the name Thomas Richards or Tom G. Richards.

(11)

Represents 354,625 shares of Common Stock held by the Robert D. Regnier Revocable Trust, for which Robert D. Regnier is the sole trustee with sole voting and dispositive power; 66,821 in an individual retirement account for the benefit of Robert D. Regnier; 29,242 shares of Common Stock held by the Robert & Ann Regnier Family Limited Partnership, for which Robert D. Regnier serves as general partner with sole voting and dispositive power; and 55,737 shares of Common Stock are held by the Robert D. Regnier Family Limited Partnership II, for which Robert D. Regnier serves as general partner with sole voting and dispositive power.

(c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) Other than described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3, Item 4 and Item 5 of this Statement is hereby incorporated by reference.

The Reporting Persons are parties to the Stockholder Agreement, pursuant to which the Reporting Persons agree to (a) jointly file this Statement; (b) communicate and confer with each other on issues related to their investment in and ownership of common stock in the Issuer; (c) subject to certain limitations set forth in the Stockholder Agreement, refrain from selling shares of the Issuer’s common stock until the earlier of (i) December 31, 2022, (ii) the date on which the Issuer experiences a change in control, (iii) the Stockholder Agreement is terminated in accordance with its terms, or (iv) the Stockholder Agreement is adjudged to be invalid, unenforceable, or a violation of applicable banking laws and regulations; and (d) designate Lynn B. Fuller and Thomas J. Fuller to serve as their designated representatives in communicating with the Board of the Issuer to discuss matters relating to their interests and positions as significant stockholders of the Issuer. In addition, the Stockholder Agreement provides that the Reporting Persons may, in the future, determine it to be in their interests to vote collectively the shares beneficially owned by them on matters that may be proposed to the Issuer’s stockholders in meetings of the stockholders and they may on such occasions grant proxies or written consents in connection with such votes. There are no such proxies or other binding voting agreements presently in force, nor are there any such matters under consideration as of the date of this Statement.

The Reporting Persons have executed powers of attorney appointing Lynn B. Fuller and Thomas J. Fuller, and each of them, as attorneys-in-fact to execute and file on their behalf this Statement and amendments thereto as from time to time required.

Other than the matters disclosed in this Statement, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

This Item 6 (and other Items of this Statement) does not provide a complete description of the Stockholder Agreement and such description is qualified in its entirety by reference to the full text of such agreement, which is included as an exhibit to this Statement and incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Stockholder Agreement

99.2	Letter from Stockholders to Issuer Board of Directors dated March 8, 2022

99.3	Letter from Lynn B. Fuller to issuer Board of Directors announcing retirement, February 15, 2022

24.1	Agreement Regarding Joint Filing and Form of Power of Attorney †

†	Included in Exhibit 99.1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2022

LYNN B. FULLER

/s/ Lynn B. Fuller
Name:	Lynn B. Fuller
Title:	Member

LYNN B. FULLER TRUST UNDER AGREEMENT DATED 5/7/1996

By:	/s/ Lynn B. Fuller
Name:	Lynn B. Fuller
Title:	Trustee

LYNN S. FULLER FAMILY GST TRUST (Lynn B. Fuller Trustee)

By:	/s/ Lynn B. Fuller
Name:	Lynn B. Fuller
Title:	Trustee

LBF HEARTLAND PARTNERSHIP L.L.L.P.

By:	/s/ Lynn B. Fuller
Name:	Lynn B. Fuller
Title:	General Partner

LBF HEARTLAND PARTNERSHIP II L.L.L.P.

By:	/s/ Lynn B. Fuller
Name:	Lynn B. Fuller
Title:	General Partner

THOMAS J. FULLER

/s/ Thomas J. Fuller
Name:	Thomas J. Fuller
Title:	Member

THOMAS J. FULLER TRUST UNDER AGREEMENT DATED 2/26/2021

By:	/s/ Thomas J. Fuller
Name:	Thomas J. Fuller
Title:	Trustee

CYNTHIA A. FULLER

/s/ Cynthia A. Fuller
Name:	Cynthia A. Fuller
Title:	Member

CYNTHIA A. FULLER TRUST UNDER AGREEMENT DATED 7/2/2015

By:	/s/ Cynthia A. Fuller
Name:	Cynthia A. Fuller
Title:	Trustee

BARRY H. ORR

/s/ Barry H. Orr
Name:	Barry H. Orr
Title:	Member

KATHY ORR

/s/ Kathy Orr
Name:	Kathy Orr
Title:	Member

MARY LOU FULLER

/s/ Mary Lou Fuller
Name:	Mary Lou Fuller
Title:	Member

MARY LOU FULLER TRUST UNDER AGREEMENT DATED 7/24/2018

By:	/s/ Mary Lou Fuller
Name:	Mary Lou Fuller
Title:	Trustee

MARY LOU FULLER TRUSTEE LYNN S. FULLER FAMILY GST TRUST
FBO MARY LOU FULLER U/A 9/19/91

By:	/s/ Mary Lou Fuller
Name:	Mary Lou Fuller
Title:	Trustee

KURT M. SAYLOR

/s/ Kurt M. Saylor
Name:	Kurt M. Saylor
Title:	Member

KURT M. SAYLOR TRUST UNDER AGREEMENT DATED 1/6/1998

By:	/s/ Kurt M. Saylor
Name:	Kurt M. Saylor
Title:	Trustee

MELISSA J. SAYLOR

/s/ Melissa J. Saylor
Name:	Melissa J. Saylor
Title:	Member

MELISSA J. SAYLOR TRUST UNDER AGREEMENT DATED 1/6/1998

By:	/s/ Melissa J. Saylor
Name:	Melissa J. Saylor
Title:	Trustee

THOMAS G. RICHARDS

/s/ Thomas G. Richards
Name:	Thomas G. Richards
Title:	Member

THOMAS G. RICHARDS LIVING TRUST

By:	/s/ Thomas G. Richards
Name:	Thomas G. Richards
Title:	Trustee

R. BRUCE ORR

/s/ R. Bruce Orr
Name:	R. Bruce Orr
Title:	Member

BARRY BROWN

/s/ Barry Brown
Name:	Barry Brown
Title:	Member

RONNY BROWN

/s/ Ronny Brown
Name:	Ronny Brown
Title:	Member

ROBERT D. REGNIER

/s/ Robert D. Regnier
Name:	Robert D. Regnier
Title:	Member

ROBERT D. REGNIER REVOCABLE TRUST

By:	/s/ Robert D. Regnier
Name:	Robert D. Regnier
Title:	Trustee

ROBERT & ANN REGNIER FAMILY LIMITED PARTNERSHIP

By:	/s/ Robert D. Regnier
Name:	Robert D. Regnier
Title:	General Partner

REGNIER FAMILY LIMITED PARTNERSHIP II

By:	/s/ Robert D. Regnier
Name:	Robert D. Regnier
Title:	General Partner